Unaudited Interim
Condensed Consolidated
Financial Statements
September 30, 2025
with report on review of interim condensed consolidated financial information

Report on review of interim condensed consolidated financial information

To the Shareholders and Management of
StoneCo Ltd.
Introduction
We have reviewed the accompanying interim consolidated statement of financial position of StoneCo Ltd. (the “Company”) as at September 30, 2025 and the related interim consolidated statements of profit or loss and of other comprehensive income (loss) for the three and nine-months periods then ended, changes in equity and cash flows for the nine-months period then ended, including the explanatory notes.
Management is responsible for the preparation and fair presentation of this interim condensed consolidated financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim condensed consolidated financial information based on our review.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity.
A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statement does not give a true and fair view of the financial position of the entity as at September 30, 2025, and of its financial performance and its cash flows for the three and nine-months periods then ended in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).
Emphasis of matter - Discontinued operations
We draw attention to Note 1.1.2 to the interim condensed consolidated financial statements, which describes that, in the second quarter of 2025 the Company’s investments in certain subsidiaries were classified as non-current assets held for sale, as discontinued operations. As a result, the corresponding interim consolidated statement of profit or loss, for the three and nine-months periods ended September 30, 2024, presented for comparison purposes, has been adjusted and is being restated as required by IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations. Our conclusion is not modified in respect of this matter.

São Paulo, November 5, 2025.
ERNST & YOUNG
Auditores Independentes S/S Ltda.

Unaudited interim consolidated statement of financial position
As of September 30, 2025 and December 31, 2024
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of financial position as of September 30, 2025 and December 31, 2024

	Notes	September 30, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	4	5,554,256	5,227,654
Short-term investments	5.1	343,996	517,874
Financial assets from banking solutions	5.5	1,627,678	8,805,882
Accounts receivable from card issuers	5.2.1	38,354,022	29,231,820
Trade accounts receivable	5.3.1	235,298	390,575
Credit portfolio	5.4	1,615,045	891,718
Recoverable taxes	7	518,694	372,432
Derivative financial instruments	5.7	41,138	156,814
Other assets	6	447,600	370,255
		48,737,727	45,965,024

Assets classified as held for sale	1.1.2	4,185,395	—
		52,923,122	45,965,024

Non-current assets
Long-term investments	5.1	37,123	32,629
Accounts receivable from card issuers	5.2.1	126,988	116,245
Trade accounts receivable	5.3.1	25,301	25,528
Credit portfolio	5.4	377,381	171,401
Derivative financial instruments	5.7	565	103,374
Receivables from related parties	11.1	524	613
Deferred tax assets	8.2	1,161,343	871,640
Investment in associates		72,683	75,751
Property and equipment	9.1	1,744,143	1,833,997
Intangible assets	10.1	1,952,475	5,458,102
Other assets	6	175,338	159,159
		5,673,864	8,848,439

Total assets		58,596,986	54,813,463
			(continued)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of financial position
As of September 30, 2025 and December 31, 2024
(In thousands of Brazilian Reais)

	Notes	September 30, 2025	December 31, 2024

Liabilities and equity
Current liabilities
Retail deposits	5.6.1	9,018,165	8,704,809
Accounts payable to clients	5.2.2	17,118,103	17,756,720
Trade accounts payable		672,169	672,184
Institutional deposits and marketable debt securities	5.6.2	4,573,845	3,065,999
Other debt instruments	5.6.2	3,058,179	1,903,840
Labor and social security liabilities		520,957	578,345
Taxes payable		804,144	560,250
Derivative financial instruments	5.7	353,070	10,593
Other liabilities		229,123	281,073
		36,347,755	33,533,813

Liabilities associated with assets held for sale	1.1.2	770,326	—
		37,118,081	33,533,813

Non-current liabilities
Accounts payable to clients	5.2.2	55,984	50,674
Institutional deposits and marketable debt securities	5.6.2	5,686,033	5,429,963
Other debt instruments	5.6.2	2,837,521	2,496,139
Derivative financial instruments	5.7	254,529	281,177
Deferred tax liabilities	8.2	289,216	680,672
Provision for contingencies	12.1	207,919	237,406
Labor and social security liabilities		96,794	39,515
Other liabilities		260,681	236,822
		9,688,677	9,452,368

Total liabilities		46,806,758	42,986,181

Equity
Issued capital	13.1	76	76
Capital reserve		14,173,640	14,215,212
Treasury shares	13.3	(3,342,166)	(1,805,896)
Other comprehensive income (loss)	13.4	(524,451)	(287,048)
Retained earnings (accumulated losses)		1,473,381	(346,360)
		11,780,480	11,775,984
Other comprehensive income (loss) associated with assets held for sale	1.1.2	(33,053)	—
Equity attributable to controlling shareholders		11,747,427	11,775,984
Non-controlling interests		42,801	51,298
Total equity		11,790,228	11,827,282

Total liabilities and equity		58,596,986	54,813,463
			(concluded)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of profit or loss
For the nine and three months ended September 30, 2025 and 2024
(In thousands of Brazilian Reais, unless otherwise stated)
Unaudited interim consolidated statement of profit or loss for the nine and three months ended September 30, 2025 and 2024

		Nine months ended September 30,		Three months ended September 30,
	Notes	2025	2024 (Recasted)	2025	2024 (Recasted)

Continuing operations
Net revenue from transaction activities and other services	15.1	1,944,851	2,323,011	625,971	808,481
Net revenue from subscription services and equipment rental	15.1	658,921	557,494	224,124	198,969
Financial income	15.1	7,256,260	5,486,596	2,544,028	1,918,820
Other financial income	15.1	568,478	386,820	172,667	136,212
Total revenue and income from continuing operations		10,428,510	8,753,921	3,566,790	3,062,482

Cost of services	16	(2,453,936)	(2,089,449)	(817,754)	(728,659)
Administrative expenses	16	(666,606)	(617,848)	(233,716)	(219,827)
Selling expenses	16	(1,585,523)	(1,354,173)	(527,170)	(437,151)
Financial expenses, net	17	(3,325,908)	(2,628,564)	(1,147,095)	(899,572)
Other income (expenses), net	16	(275,013)	(287,828)	(39,005)	(93,760)
		(8,306,986)	(6,977,862)	(2,764,740)	(2,378,969)

Gain (loss) on investment in associates		(1,329)	266	(1,191)	379
Profit before income taxes from continuing operations		2,120,195	1,776,325	800,859	683,892

Current income tax and social contribution	8.1	(453,712)	(340,170)	(155,040)	(100,571)
Deferred income tax and social contribution	8.1	100,507	(30,590)	22,326	(26,553)
Net income for the period from continuing operations		1,766,990	1,405,565	668,145	556,768

Net income (loss) for the period from discontinued operations	1.1.2	67,986	9,208	47,105	(13,891)
Net income for the period		1,834,976	1,414,773	715,250	542,877

Net income attributable to:
Controlling shareholders from continuing operations		1,754,847	1,402,366	660,074	554,532
Non-controlling interests from continuing operations		12,143	3,199	8,071	2,236
		1,766,990	1,405,565	668,145	556,768

Controlling shareholders from discontinued operations		64,894	6,421	46,700	(14,840)
Non-controlling interests from discontinued operations		3,092	2,787	405	949
		67,986	9,208	47,105	(13,891)

Earnings per share of continuing operations
Basic earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	6.47	4.60	2.49	1.87
Diluted earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	6.32	4.51	2.43	1.83
Earnings per share of discontinued operations
Basic earnings (loss) per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	0.24	0.02	0.18	(0.05)
Diluted earnings (loss) per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	0.23	0.02	0.17	(0.05)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of other comprehensive income (loss)
For the nine and three months ended September 30, 2025 and 2024
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of other comprehensive income (loss) for the nine and three months ended September 30, 2025 and 2024

		Nine months ended September 30,		Three months ended September 30,
	Notes	2025	2024	2025	2024

Net income for the period		1,834,976	1,414,773	715,250	542,877

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers	19.1.1	(434,003)	(3,242)	(168,784)	85,884
Tax on changes in the fair value of accounts receivable from card issuers	8.2	147,561	1,162	57,387	(29,202)
Exchange differences on translation of foreign operations		(12,692)	629	(3,408)	(876)
Changes in the fair value of cash flow hedge		30,535	76,618	8,769	207,401
Tax on changes in the fair value of cash flow hedge	8.2	(10,285)	—	(1,058)	—

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Net monetary position in hyperinflationary economies		8,224	3,422	631	1,046
Gain on sale of equity instruments designated at fair value through other comprehensive income	5.1	—	35,647	—	—
Changes in the fair value of equity instruments designated at fair value	5.1 / 19.1.1	—	1,623	—	—
Other comprehensive income (loss) for the period		(270,660)	115,859	(106,463)	264,253

Total comprehensive income for the period		1,564,316	1,530,632	608,787	807,130

Total comprehensive income attributable to:
Controlling shareholders		1,549,081	1,525,039	600,147	803,509
Non-controlling interests		15,235	5,593	8,640	3,621
Total comprehensive income for the period		1,564,316	1,530,632	608,787	807,130
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of changes in equity
For the nine months ended September 30, 2025 and 2024
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of changes in equity for the nine months ended September 30, 2025 and 2024

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Other comprehensive income associated with assets held for sale	Retained earnings (accumulated losses)	Total	Non-controlling interests	Total

Balance as of December 31, 2023		76	13,825,325	(518,504)	61,127	688,536	14,056,484	(282,709)	(320,449)	—	1,168,862	14,622,264	53,696	14,675,960
Net income for the period		—	—	—	—	—	—	—	—	—	1,408,787	1,408,787	5,986	1,414,773
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	116,252	—	—	116,252	(393)	115,859
Total comprehensive income		—	—	—	—	—	—	—	116,252	—	1,408,787	1,525,039	5,593	1,530,632
Repurchase of shares		—	—	—	—	—	—	(978,993)	—	—	—	(978,993)	—	(978,993)
Share-based payments		—	—	—	—	129,090	129,090	—	—	—	—	129,090	—	129,090
Shares delivered under share-based payment arrangements		—	—	(54,803)	—	—	(54,803)	56,038	—	—	—	1,235	—	1,235
Equity transaction related to put options over non-controlling interest		—	—	—	—	(23,548)	(23,548)	—	—	—	—	(23,548)	1,316	(22,232)
Dividends paid		—	—	—	—	—	—	—	—	—	—	—	(6,177)	(6,177)
Others		—	—	—	—	—	—	—	—	—	—	—	(538)	(538)
Balance as of September 30, 2024		76	13,825,325	(573,307)	61,127	794,078	14,107,223	(1,205,664)	(204,197)	—	2,577,649	15,275,087	53,890	15,328,977

Balance as of December 31, 2024		76	13,825,325	(581,416)	61,127	910,176	14,215,212	(1,805,896)	(287,048)	—	(346,360)	11,775,984	51,298	11,827,282
Net income for the period		—	—	—	—	—	—	—	—	—	1,819,741	1,819,741	15,235	1,834,976
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	(237,403)	(33,053)	—	(270,456)	(204)	(270,660)
Total comprehensive income		—	—	—	—	—	—	—	(237,403)	(33,053)	1,819,741	1,549,285	15,031	1,564,316
Sale of subsidiary		—	—	—	—	—	—	—	—	—	—	—	(8,794)	(8,794)
Repurchase of shares	13.3	—	—	—	—	—	—	(1,706,509)	—	—	—	(1,706,509)	—	(1,706,509)
Share-based payments		—	—	—	—	119,570	119,570	—	—	—	—	119,570	—	119,570
Premium received in option transactions	13.3	—	—	—	—	14,932	14,932	—	—	—	—	14,932	—	14,932
Shares delivered under share-based payment arrangements		—	—	(170,239)	—	—	(170,239)	170,239	—	—	—	—	—	—
Equity transaction related to put options over non controlling interest		—	—	—	—	(5,835)	(5,835)	—	—	—	—	(5,835)	(6,913)	(12,748)
Dividends paid		—	—	—	—	—	—	—	—	—	—	—	(9,811)	(9,811)
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	1,990	1,990
Balance as of September 30, 2025		76	13,825,325	(751,655)	61,127	1,038,843	14,173,640	(3,342,166)	(524,451)	(33,053)	1,473,381	11,747,427	42,801	11,790,228
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of cash flows
For the nine months ended September 30, 2025 and 2024
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of cash flows for the nine months ended September 30, 2025 and 2024

		Nine months ended September 30,
	Notes	2025	2024
Operating activities
Net income for the period		1,834,976	1,414,773
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	9.2	761,307	705,392
Deferred income tax and social contribution	8.2	(108,081)	20,952
Gain (loss) on investment in associates		1,329	(266)
Accrued interest, monetary and exchange variations, net		898,411	97,197
Provision for contingencies	12.1	109,132	64,515
Share-based payments expenses	18.1.1	254,117	158,359
Allowance for expected credit losses		243,015	118,975
Loss (gain) on disposal of property, equipment and intangible assets	19.2.5	(36,201)	5,789
Effect of applying hyperinflation accounting		8,113	3,836
Loss (gain) on sale of subsidiary		(56,588)	52,958
Fair value adjustment in financial instruments at FVPL	19.2.1	191,195	(210,900)
Fair value adjustment in derivatives		(197,518)	252,578
Remeasurement of previously held interest in subsidiary acquired	20.1.2	(1,986)	(7,467)
Working capital adjustments:
Accounts receivable from card issuers		(7,997,282)	(505,436)
Receivables from related parties		482	23,491
Recoverable taxes		(102,030)	(28,066)
Prepaid expenses		(36,556)	87,853
Trade accounts receivable, banking solutions and other assets		7,623,258	(28,803)
Credit portfolio		(700,002)	(463,597)
Accounts payable to clients		(7,486,115)	(7,698,729)
Taxes payable		549,798	(164,457)
Labor and social security liabilities		(18,080)	57,228
Payment of contingencies	12.1	(72,687)	(44,910)
Trade accounts payable and other liabilities		83,361	224,857

Interest paid		(746,403)	(579,808)
Interest income received, net of costs	19.2.2	5,262,459	3,242,740
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of cash flows
For the nine months ended September 30, 2025 and 2024
(In thousands of Brazilian Reais)

		Nine months ended September 30,
	Notes	2025	2024
Income tax paid		(295,009)	(119,646)
Net cash provided by (used in) operating activities		(33,585)	(3,320,592)

Investing activities
Purchases of property and equipment	19.2.3	(546,125)	(561,056)
Purchases and development of intangible assets	19.2.4	(334,158)	(388,239)
Proceeds from short-term investments, net		176,250	3,129,630
Sale of subsidiary, net of cash disposed		18,523	(4,204)
Proceeds from disposal of long-term investments – equity securities	5.1	—	57,540
Proceeds from the disposal of non-current assets	19.2.5	4	4,394
Acquisition of subsidiary, net of cash acquired		(1,993)	(9,054)
Payment for interest in subsidiaries acquired		(15,870)	(162,237)
Net cash provided by (used in) investing activities		(703,369)	2,066,774

Financing activities
Proceeds from institutional deposits and marketable debt securities	5.6.2	4,777,055	4,150,349
Payment of institutional deposits and marketable debt securities	5.6.2	(3,409,029)	(1,872,710)
Proceeds from other debt instruments, except lease	5.6.2	3,943,895	4,487,263
Payment of other debt instruments, except lease	5.6.2	(2,210,186)	(2,569,765)
Payment of principal portion of leases liabilities	5.6.2	(63,810)	(53,228)
Payment of derivative financial instruments designated for hedge accounting		—	(112,772)
Repurchase of own shares	13.3	(1,706,509)	(978,993)
Premium received in option transactions over own equity instruments	13.3	14,932	—
Acquisition of non-controlling interests		(76)	72
Dividends paid to non-controlling interests		(9,811)	(6,177)
Net cash provided by (used in) financing activities		1,336,461	3,044,039

Effect of foreign exchange on cash and cash equivalents		(29,758)	46,642
Change in cash and cash equivalents		569,749	1,836,863

Cash and cash equivalents at beginning of period	4	5,227,654	2,176,416
Cash and cash equivalents at end of period	1.1.2/4	5,797,403	4,013,279
Change in cash and cash equivalents		569,749	1,836,863
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
Notes to unaudited interim condensed consolidated financial statements as of September 30, 2025
1.    Operations
StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street, P.O. box 10240 Grand Cayman E9 KY1-1002.
ACP Investments Ltd owns 5.70% of the Company’s voting shares (representing 36.07% of the voting power considering the amount of outstanding shares as of September 30, 2025). Previously, these shares were held by HR Holding LLC, which was dissolved, and the shares were transferred to its sole owner, ACP Investments Ltd whose ultimate parent is VCK Investment Fund Limited SAC A, an investment fund owned by the co-founder of the Company, Mr. Andre Street.
The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE.
The Company and its subsidiaries (collectively, the “Group”) provide financial services and software solutions to clients across in-store, mobile and online device platforms helping them to better manage their businesses by increasing the productivity of their sales initiatives.
1.1.    Disposal group classified as held for sale and discontinued operations
In the second quarter of 2025, the Group entered into two separate agreements to sell Linx Sistemas e Consultoria Ltda (“Linx Sistemas”) and certain other software assets (“Software Businesses"), and SimplesVet Tecnologia S.A. (“Simplesvet”), resulting in the classification of both businesses as held for sale. The transactions have also been classified as discontinued operations. Therefore, the statement of profit or loss presents the net results of continuing and discontinued operations separately for each period presented, with prior periods reclassified accordingly.
In the third quarter of 2025, the agreement to sell Simplesvet was concluded and the sale resulted in a gain of R$ 56,588 recognized as income from continuing operations.
The entities comprised in the Software Businesses are listed below:
•Linx Software Participações em Tecnologia S.A.
•Linx Sistemas e Consultoria Ltda
•Linx Telecomunicações Ltda
•Linx Automotivo Ltda
•Linx Commerce Ltda
•Linx People Ltda
•Linx Saúde Ltda
•Sponte Educação Ltda
•Napse S.R.L.
•Napse Uruguay SAS
•Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada
•Synthesis Holding LLC
•Synthesis US LLC
•Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable
•Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
1.1.1. Accounting policy
The Group classifies disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.
The condition for classification as held for sale is met only when the sale has been approved by management or - if required by governance rules - the Board of Directors, the asset is available for immediate sale in its present condition, and there is an expectation that the sale will occur within 12 months of the approval. These factors indicate that the sale is highly probable. In case of a delay in the process, demonstrably caused by events or circumstances beyond the Group’s control, and if there is still sufficient evidence of the continued commitment to sell the asset, the classification as held for sale may be maintained.
Assets included in disposal groups classified as held for sale as well as its related liabilities are presented separately as current items in the statement of financial position. Property and equipment and intangible assets are not depreciated or amortized once classified as held for sale.
When a transaction reflects the sale of a component of the company that represents an important separate line of business, it should be considered a discontinued operation, and its results are excluded from the results of continuing operations, presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss. Cash flows from discontinued operations are included in the consolidated statement of cash flows and are disclosed separately in Note 1.1.2 in an aggregated basis between operating, investing and financing activities.
The classification of an operation as a discontinued operation requires that comparative income statements be restated. This procedure segregates the results of the discontinued operation as if it had been discontinued from the beginning of the earliest comparative period presented.
1.1.2. Software Businesses and Simplesvet
In the second quarter of 2025, the Board of Directors approved the plan to sell Software Businesses and Simplesvet. Both sales were expected to be completed within a year from the reporting date so were classified as a disposal group held for sale. These businesses together represent a major part of our Software operating segment and as a result met the requirements to be classified as discontinued operations. The Software segment continues to be one of the segments disclosed in the financial statements comprised of other businesses that do not meet the criteria for either assets held for sale or discontinued operations. In the third quarter of 2025, the agreement to sell Simplesvet was completed.
Immediately before the classification of the businesses as discontinued operations and at each reporting date, the recoverable amount was estimated for assets included in the disposal group and no impairment loss was identified. The fair value less costs to sell the assets included in the disposal group exceeds their carrying amount.
Estimating the fair value implies assumptions and estimates that require judgment. In estimating such fair value we have considered the terms of the agreements we entered into as well as estimates about expected timing of the disposals which impact the estimated proceeds of the sale and as well as its discount to present value as of the date of the impairment test. While actual date of the disposal may differ from this estimate of fair value we expect any difference will not result in significant effect in the impairment test performed. The net carrying amount of assets and liabilities of businesses classified as held for sale as of September 30, 2025 is R$ 3,415,069.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
The major classes of assets included in the disposal group classified as held for sale as well as the liabilities directly associated with those assets are presented below:

	Notes	September 30, 2025

Assets
Cash and cash equivalents		243,147
Trade accounts receivable		169,657
Recoverable taxes		11,034
Other assets		62,739
Deferred tax assets	8.2	963
Property and equipment	9.1	69,851
Intangible assets	10.1	3,628,004
Total assets classified as held for sale		4,185,395

Liabilities
Trade accounts payable		50,474
Other debt instruments	5.6.2	20,588
Deferred tax liabilities	8.2	436,765
Labor and social security liabilities		115,053
Taxes payable		23,962
Provision for contingencies	12.1	92,929
Other liabilities		30,555
Total liabilities associated with assets classified as held for sale		770,326
The accumulated balances of other comprehensive income recognized within equity associated with assets held for sale are presented below:

September 30, 2025

Amounts included in accumulated OCI to be recognized in income upon disposal of the businesses
Net monetary position in hyperinflationary economies	19,677
Exchange differences on translation of foreign operations	(52,730)
Total other comprehensive income associated with assets held for sale	(33,053)

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
The effects of discontinued operations on the statement of profit or loss of the periods are presented below:

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024

Net revenue from transaction activities and other services	68,070	63,183	23,625	20,372
Net revenue from subscription services and equipment rental	824,240	818,106	269,268	266,655
Other financial income	18,057	12,806	1,537	7,723
Total revenue and income from discontinued operations	910,367	894,095	294,430	294,750

Cost of services	(415,996)	(420,895)	(129,354)	(130,385)
Administrative expenses	(151,234)	(209,366)	(23,034)	(94,901)
Selling expenses	(203,848)	(202,190)	(66,940)	(64,607)
Financial expenses, net	(28,940)	(29,569)	(10,620)	(10,962)
Other income (expenses), net	(16,180)	(2,773)	(5,222)	(7,864)
	(816,198)	(864,793)	(235,170)	(308,719)

Profit before income taxes from discontinued operations	94,169	29,302	59,260	(13,969)

Current income tax and social contribution	(33,757)	(29,733)	(13,724)	(12,103)
Deferred income tax and social contribution	7,574	9,639	1,569	12,181
Net income (loss) for the period from discontinued operations	67,986	9,208	47,105	(13,891)
Discontinued operations on the statement of cash flows of the periods are presented below:

	Nine months ended September 30,
	2025	2024

Net cash provided by operating activities	222,295	174,242
Net cash used in investing activities	(173,304)	(204,039)
Net cash used in financing activities	(42,431)	(13,887)
Effect of foreign exchange on cash and cash equivalents	(11,433)	1,732
Change in cash and cash equivalents	(4,873)	(41,952)
2.    Basis of preparation and changes to the Group’s accounting policies and estimates
2.1.    Basis of preparation
The interim condensed consolidated financial statements for the nine months ended September 30, 2025 have been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), on the basis that it will continue to operate as a going concern.
The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2024.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
The accounting policies adopted in this interim reporting period are consistent with those of the previous financial year.
The interim condensed consolidated financial statements of the Group for the nine months ended September 30, 2025 and 2024 were approved by the Audit Committee on November 03, 2025.
2.2.    Estimates
The preparation of the Group’s interim financial statements requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented of revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.
Judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of material differences between the estimated and actual results in the future.
In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those from the consolidated financial statements for the year ended December 31, 2024.
2.3. New standards and amendments to standards and interpretations adopted
•Amendments to IAS 21 - Lack of exchangeability: The amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The amendments require the entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency.
The application of these accounting standards as of January 1, 2025, had no significant impact on the Group’s consolidated financial statements.
3.    Group information
3.1.    Subsidiaries
In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which the Company holds control.
The following table shows the main consolidated entities, which correspond to the Group’s most relevant operating vehicles.

		% of Group's equity interest
Entity name	Main activities	September 30, 2025	December 31, 2024

Stone Instituição de Pagamento S.A. (“Stone IP”)	Merchant acquiring	100.00	100.00
Pagar.me S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Financial services	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
Stone Sociedade de Crédito, Financiamento e Investimento S.A. ("Stone SCFI")	Financial services	100.00	100.00
Tapso Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada ("FIDC TAPSO")	Investment fund	100.00	100.00
In the third quarter of 2025, the company Linx Software Participações em Tecnologia S.A. (“Linx Par”) was incorporated as a wholly-owned subsidiary of the Group.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
There were no changes in the interest held by the Group in its subsidiaries.
The Group holds call options to acquire additional interests in some of its subsidiaries (Note 5.7) and issued put options to non-controlling investors (Note 5.10.1(g)).
3.2.    Associates
The following table shows all entities in which the Group has significant influence.

		% of Group's equity interest
Entity name	Main activities	September 30, 2025	December 31, 2024

Agilize Contabilidade Holding Limited ("Agilize Cayman")	Technology services	28.70	28.70
Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
APP Sistemas S.A. (“APP”) (a)	Technology services	—	19.80
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.49	29.49
Dental Office S.A. (“Dental Office”)	Technology services	20.00	20.00

(a)On April 4, 2025, STNE Participações S.A. (“STNE Par”), a Group company, acquired additional shares in APP, raising its total ownership to 45.96% and securing control of APP's share capital. STNE Par prior stake was 19.80%. (Note 20).
The Group holds call options to acquire additional interests in some of its associates (Note 5.7).
4.    Cash and cash equivalents

	September 30, 2025	December 31, 2024

Denominated in R$ (a)	4,923,903	5,157,035
Denominated in US$ (a)	630,353	70,619
	5,554,256	5,227,654

(a)As of September 30, 2025, the amount of R$ 5,554,256 relates to continuing operations. As disclosed in Note 1.1.2, Cash and cash equivalents from discontinued operations amount to R$ 243,147, resulting in a total of R$ 5,797,403, as presented in the Consolidated statement of cash flows.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
5.    Financial instruments
5.1.    Short and Long-term investments

	Short-term	Long-term	September 30, 2025

Bonds
Brazilian sovereign bonds	9,345	—	9,345
Structured notes linked to Brazilian sovereign bonds	257,014	—	257,014
Time deposits	76,301	—	76,301
Equity securities (a)	—	37,123	37,123
Investment funds (b)	1,336	—	1,336
	343,996	37,123	381,119

	Short-term	Long-term	December 31, 2024

Bonds
Brazilian sovereign bonds	46,426	—	46,426
Structured notes linked to Brazilian sovereign bonds	418,120	—	418,120
Time deposits	51,711	—	51,711
Equity securities (a)	—	32,629	32,629
Investment funds (b)	1,617	—	1,617
	517,874	32,629	550,503

(a)Comprised of common shares of unlisted entities that are not traded in an active market. As of September 30, 2025, all assets are recognized at FVPL, while on December 31, 2024, some assets were recognized at FVOCI. The fair value of unlisted equity instruments was determined based on negotiations of the securities. The change in the fair value of equity securities at FVPL was a loss for the nine months ended September 30, 2025 of R$ 11,790 (gain of R$ 4,131 for the nine months ended September 30, 2024), which was recognized in the statement of profit or loss. The change in fair value of equity securities at FVOCI for the nine months ended September 30, 2025 was R$ nil (gain of R$ 1,623 for the nine months ended September 30, 2024), which was recognized in the statement of other comprehensive income (loss).
On June 03, 2024, the Group sold its remaining stake in Cloudwalk INC for payment of R$ 57,540. The gain on the sale of R$ 35,647 was recognized in other comprehensive income.
(b)Comprised of foreign investment fund shares.
Short and Long-term investments are denominated in Brazilian Reais and U.S. dolla    rs.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
5.2.    Accounts receivable from card issuers and accounts payable to clients
5.2.1.    Composition of accounts receivable from card issuers
Accounts receivable are amounts due from card issuers and acquirers for the transactions of clients with card holders, performed in the ordinary course of business.

	September 30, 2025	December 31, 2024

Accounts receivable from card issuers (a)	38,112,980	28,833,909
Accounts receivable from other acquirers (b)	449,601	575,044
Allowance for expected accounts receivable credit losses	(81,571)	(60,888)
	38,481,010	29,348,065

Current	38,354,022	29,231,820
Non-current	126,988	116,245

(a)Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.
(b)Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.
Part of the Group’s cash requirement is to make prepayments to acquiring customers. The Group finances those requirements through different sources of funding including the true sale of receivables to third parties. When such sales of receivables are carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in the statement of financial position, as these entities are consolidated in the financial statements. As of September 30, 2025 a total of R$ 2,586,654 (December 31, 2024 - R$ 2,561,139) were consolidated through Fundo de Investimento em Direitos Creditórios ACR I (“FIDC ACR I”) and R$ 447,820 (December 31, 2024 - R$ 419,099) through Fundo de Investimento em Direitos Creditórios ACR Fast (“FIDC ACR FAST”), of which the Group has subordinated shares. When the sale of receivables is carried out to non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from the accounts receivable from card issuers. As of September 30, 2025, the sale of receivables that were derecognized from accounts receivables from card issuers in the statement of financial position represents a relevant funding source used for the prepayment operation.
Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.
5.2.2.    Accounts payable to clients
Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
5.3.    Trade accounts receivable
5.3.1.    Composition of trade accounts receivable
Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

	September 30, 2025	December 31, 2024

Accounts receivable from subscription services	79,046	248,322
Accounts receivable from equipment rental	134,248	111,535
Chargeback	143,145	93,829
Services rendered	21,920	46,991
Receivables from registry operation	10,731	13,643
Cash in transit	967	12,620
Allowance for expected credit losses	(158,809)	(131,260)
Others	29,351	20,423
	260,599	416,103

Current	235,298	390,575
Non-current	25,301	25,528
5.4.    Credit portfolio
Portfolio balances by product:

	September 30, 2025	December 31, 2024

Merchant portfolio	2,070,879	1,093,475
Credit card	226,940	114,156
Credit portfolio, gross	2,297,819	1,207,631

Allowance for expected credit losses	(306,197)	(144,512)
Fair value adjustment - portfolio hedge (a)	804	—
	(305,393)	(144,512)

Credit portfolio, net	1,992,426	1,063,119

Current	1,615,045	891,718
Non-current	377,381	171,401

(a)The Group holds a portfolio of fixed-rate credit operations exposed to market risk from fluctuations in the Brazilian interest rates. To mitigate this risk, fixed-for-floating interest rate swaps were entered into to protect the fair value of the portfolio against rates variations. These swaps are designated as fair value hedge accounting and, as a result, the interest rate risk of the credit operations is marked to market against profit or loss. The portfolio is dynamically managed, with swap positions adjusted to reflect changes, including prepayment risk.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
5.4.1.    Non-performing loans ("NPL")
Total outstanding of the contract whenever the clients default on an installment:

	September 30, 2025			December 31, 2024
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Balances not overdue	1,861,108	201,553	2,062,661	1,006,335	108,930	1,115,265
Balances overdue by
≤ 15 days	43,895	4,024	47,919	17,462	1,390	18,852
15 < 30 days	16,583	2,697	19,280	7,054	676	7,730
31 < 60 days	26,253	2,921	29,174	13,521	865	14,386
61 < 90 days	20,915	2,307	23,222	7,121	647	7,768
91 < 180 days	45,372	6,026	51,398	17,637	1,078	18,715
181 < 360 days	56,753	7,412	64,165	24,345	570	24,915
	209,771	25,387	235,158	87,140	5,226	92,366

Credit portfolio, gross	2,070,879	226,940	2,297,819	1,093,475	114,156	1,207,631
5.4.2.    Aging by maturity

	September 30, 2025			December 31, 2024
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Installments not overdue
≤ 15 days	51,863	58,109	109,972	23,083	30,638	53,721
15 < 30 days	110,971	35,849	146,820	36,917	20,075	56,992
31 < 60 days	176,384	36,270	212,654	99,015	19,492	118,507
61 < 90 days	192,338	23,041	215,379	107,068	12,334	119,402
91 < 180 days	462,486	33,059	495,545	268,770	19,019	287,789
181 < 360 days	593,061	18,936	611,997	354,807	10,043	364,850
361 < 720 days	317,989	4	317,993	148,084	6	148,090
> 720 days	87,872	—	87,872	25,237	—	25,237
	1,992,964	205,268	2,198,232	1,062,981	111,607	1,174,588

Installments overdue by
≤ 15 days	9,536	3,542	13,078	2,561	514	3,075
15 < 30 days	7,323	1,039	8,362	4,170	211	4,381
31 < 60 days	12,382	2,486	14,868	4,614	512	5,126
61 < 90 days	10,195	2,099	12,294	3,865	344	4,209
91 < 180 days	21,749	5,755	27,504	9,091	706	9,797
181 < 360 days	16,730	6,751	23,481	6,193	262	6,455
	77,915	21,672	99,587	30,494	2,549	33,043

Credit portfolio, gross	2,070,879	226,940	2,297,819	1,093,475	114,156	1,207,631

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
5.4.3.    Gross carrying amount
The Group calculates an expected credit loss allowance for its loans based on statistical models that consider both internal and external historical data, negative credit information and guarantees, including information that addresses the behavior of each debtor. The Group calculates its loans operations portfolio in three stages:
(i)Stage 1: corresponds to loans that do not present significant increase in credit risk since origination, and expected credit loss (“ECL") are determined considering probability of default events within 12 months window;
(ii)Stage 2: corresponds to loans that presented significant increase in credit risk subsequent to origination and ECL are estimated considering probability of default events within the life of the financial instrument;
The Group determines Stage 2 based on the following criteria:
(a)absolute criteria: financial asset overdue more than 30 days, or;
(b)relative criteria: in addition to the absolute criteria, the Group analyzes the evolution of the risk of each financial instrument on a monthly basis, comparing the current behavior score attributed to each client with that attributed at the time of recognition of the financial asset. Behavioral scoring considers credit behavior variables, such as default on other products and market data about the customer. When the credit risk increases significantly since origination, the Stage 1 operation is moved to Stage 2.
For Stage 2, a cure criterion is applied when the financial asset no longer meets the criteria for a significant increase in credit risk, as mentioned above, and the loan is moved to Stage 1.
(iii)Stage 3: corresponds to impaired loans.
The Group determines Stage 3 based on the following criteria:
(a)absolute criteria: financial asset overdue more than 90 days, or;
(b)relative criteria: indicators that the financial asset will not be paid in full without activating a guarantee or financial guarantee.
The indication that an obligation will not be paid in full includes the tolerance of financial instruments that imply the granting of advantages to the counterparty following the deterioration of the counterparty's credit quality.
The Group also assumes a cure criterion for Stage 3, with respect to the counterparty's repayment capacity, such as the percentage of total debt paid or the time limit to liquidate current debt obligations.
Management regularly seeks forward-looking perspectives for future market developments including macroeconomic scenarios as well as its portfolio risk profile. Management may adjust the ECL resulting from the models above in order to better reflect these forward-looking perspectives.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
Reconciliation of gross portfolio of loans operations, segregated by stages:

Stage 1	December 31, 2024	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	September 30, 2025

Merchant portfolio	993,719	1,034,315	(273,224)	(24,160)	88,991	8,980	—	1,828,621
Credit card	103,301	111,193	(29,147)	(1,269)	15,532	863	—	200,473
	1,097,020	1,145,508	(302,371)	(25,429)	104,523	9,843	—	2,029,094

Stage 2	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	September 30, 2025

Merchant portfolio	42,471	(14,197)	(88,991)	(109,303)	273,224	5,920	—	109,124
Credit card	8,709	2,686	(15,532)	(14,111)	29,147	417	—	11,316
	51,180	(11,511)	(104,523)	(123,414)	302,371	6,337	—	120,440

Stage 3	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	September 30, 2025

Merchant portfolio	57,285	(2,944)	(8,980)	(5,920)	24,160	109,303	(39,770)	133,134
Credit card	2,146	94	(863)	(417)	1,269	14,111	(1,189)	15,151
	59,431	(2,850)	(9,843)	(6,337)	25,429	123,414	(40,959)	148,285

Consolidated 3 stages	December 31, 2024	Acquisition / (Settlement)	Write-off	September 30, 2025

Merchant portfolio	1,093,475	1,017,174	(39,770)	2,070,879
Credit card	114,156	113,973	(1,189)	226,940
	1,207,631	1,131,147	(40,959)	2,297,819

Stage 1	December 31, 2023	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	September 30, 2024

Merchant portfolio	296,282	558,522	(87,051)	(5,431)	32,834	1,363	—	796,519
Credit card	3,131	55,848	(2,696)	(205)	751	100	—	56,929
	299,413	614,370	(89,747)	(5,636)	33,585	1,463	—	853,448

Stage 2	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	September 30, 2024

Merchant portfolio	12,195	(2,490)	(32,834)	(37,297)	87,051	729	—	27,354
Credit card	—	29	(751)	(366)	2,696	—	—	1,608
	12,195	(2,461)	(33,585)	(37,663)	89,747	729	—	28,962

Stage 3	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	September 30, 2024

Merchant portfolio	1,200	(679)	(1,363)	(729)	5,431	37,297	(1,033)	40,124
Credit card	—	64	(100)	—	205	366	—	535
	1,200	(615)	(1,463)	(729)	5,636	37,663	(1,033)	40,659

Consolidated 3 stages	December 31, 2023	Acquisition / (Settlement)	Write-off	September 30, 2024

Merchant portfolio	309,677	555,353	(1,033)	863,997
Credit card	3,131	55,941	—	59,072
	312,808	611,294	(1,033)	923,069

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
5.4.4.    Allowance for expected credit losses of loans operations

Stage 1	December 31, 2024	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	September 30, 2025

Merchant portfolio	(68,949)	(176,874)	134,884	15,271	(15,171)	(1,061)	—	(111,900)
Credit card	(7,805)	(23,267)	15,367	977	(2,857)	(233)	—	(17,818)
	(76,754)	(200,141)	150,251	16,248	(18,028)	(1,294)	—	(129,718)

Stage 2	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	September 30, 2025

Merchant portfolio	(19,587)	7,390	15,171	76,447	(134,884)	(2,955)	—	(58,418)
Credit card	(3,870)	540	2,857	9,635	(15,367)	(218)	—	(6,423)
	(23,457)	7,930	18,028	86,082	(150,251)	(3,173)	—	(64,841)

Stage 3	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	September 30, 2025

Merchant portfolio	(42,717)	(10,218)	1,061	2,955	(15,271)	(76,447)	39,770	(100,867)
Credit card	(1,584)	(215)	233	218	(977)	(9,635)	1,189	(10,771)
	(44,301)	(10,433)	1,294	3,173	(16,248)	(86,082)	40,959	(111,638)

Consolidated 3 stages	December 31, 2024	(Acquisition) / Settlement	Write-off	September 30, 2025

Merchant portfolio	(131,253)	(179,702)	39,770	(271,185)
Credit card	(13,259)	(22,942)	1,189	(35,012)
	(144,512)	(202,644)	40,959	(306,197)

Stage 1	December 31, 2023	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	September 30, 2024

Merchant portfolio	(57,576)	(51,722)	28,925	3,803	(3,783)	(136)	—	(80,489)
Credit card	(200)	(4,784)	1,208	152	(126)	(16)	—	(3,766)
	(57,776)	(56,506)	30,133	3,955	(3,909)	(152)	—	(84,255)

Stage 2	December 31, 2023	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	September 30, 2024

Merchant portfolio	(3,445)	(7,097)	3,783	26,108	(28,925)	(267)	—	(9,843)
Credit card	—	36	126	279	(1,208)	—	—	(767)
	(3,445)	(7,061)	3,909	26,387	(30,133)	(267)	—	(10,610)

Stage 3	December 31, 2023	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	September 30, 2024

Merchant portfolio	(840)	(689)	136	267	(3,803)	(26,108)	1,033	(30,004)
Credit card	—	19	16	—	(152)	(279)	—	(396)
	(840)	(670)	152	267	(3,955)	(26,387)	1,033	(30,400)

Consolidated 3 stages	December 31, 2023	(Acquisition) / Settlement	Write-off	September 30, 2024

Merchant portfolio	(61,861)	(59,508)	1,033	(120,336)
Credit card	(200)	(4,729)	—	(4,929)
	(62,061)	(64,237)	1,033	(125,265)

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
5.5.    Financial assets from banking solutions
As required by Brazilian Central Bank (“BACEN”) regulation, client’s proceeds deposited in payment accounts (“Deposits from retail clients” - Note 5.6.1) must be fully collateralized by government securities, and/or deposits at BACEN (Electronic Money Correspondent Account - “CCME”).
As of September 30, 2025 the amount of financial assets from banking solutions was R$ 1,627,678 (December 31, 2024 - R$ 8,805,882), fully collateralized by CCME.
5.6.    Financial liabilities
5.6.1. Retail deposits

	September 30, 2025	December 31, 2024

Deposits from retail clients	1,434,899	8,274,868
Time deposits from retail clients (a) (b)	7,583,266	429,941
	9,018,165	8,704,809

(a)Since the first quarter of 2025, balances held in payment accounts are eligible to be automatically invested daily in Time Deposits issued by Stone SCFI. In addition, Stone SCFI also started to issue time deposits held by multiple counterparties, further detailed in Note 5.6.2 (b).
(b)Deposit interest rates are set as a % of CDI and are applied daily or monthly from the deposit date, following the First In, First Out (“FIFO”) method.
5.6.2. Changes in financial liabilities
The table below presents the movement of financial liabilities other than Retail deposits:

	December 31, 2024	Additions	Payment of principal	Payment of interest	Changes in exchange rates	Interest	September 30, 2025

Bonds	1,258,262	—	—	(26,439)	(181,153)	43,836	1,094,506
Debentures, financial bills and commercial papers (a) (d)	4,079,266	1,979,045	(718,472)	(174,171)	—	522,941	5,688,609
Time deposits (b)	2,740,110	2,749,701	(2,612,420)	(130,094)	—	302,569	3,049,866
Obligations to open-end FIDC quota holders	418,324	48,309	(78,137)	(3,219)	—	41,620	426,897
Institutional deposits and marketable debt securities	8,495,962	4,777,055	(3,409,029)	(333,923)	(181,153)	910,966	10,259,878

Current	3,065,999						4,573,845
Non-current	5,429,963						5,686,033

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)

	December 31, 2024	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	Transfer to liabilities associated with assets held for sale (Note 1.1.2)	September 30, 2025

Obligations to closed-end FIDC quota holders (c)	1,988,645	18,312	—	—	(285,352)	—	179,597	214,021	—	2,115,223
Bank borrowings and working capital facilities	2,164,330	3,925,583	—	(2,210,186)	(92,202)	(326,946)	(192)	135,914	—	3,596,301
Leases	247,004	48,083	(22,124)	(63,810)	(14,681)	(4,389)	—	14,681	(20,588)	184,176
Other debt instruments	4,399,979	3,991,978	(22,124)	(2,273,996)	(392,235)	(331,335)	179,405	364,616	(20,588)	5,895,700

Current	1,903,840									3,058,179
Non-current	2,496,139									2,837,521

(a)On June 19, 2024 the subsidiary Stone SCFI concluded its first issuance of financial bills. After this, Stone SCFI has started the issuance of private financial bills. The principal and interest of all issuances are mainly paid at the maturity indexed to CDI rate.
(b)In the second quarter of 2024, Stone SCFI started the issuance of Time deposits, representing the first issuance of interest bearing deposits following the authorization granted by BACEN to start operations earlier in 2024. The certificates are held by multiple counterparties and maturities up to December 2029. The principal and interest of this type of issuance are mainly paid at the maturity indexed to CDI rate.
(c)This note covers all closed-end FIDCs, including ACR I and TAPSO. FIDC ACR I issued quotas in exchange for a contribution of R$ 2,325,984 as of the first quarter of 2024. The contribution was made by a special purpose vehicle funded by a revolving facility in which United States International Development Finance Corporation (“DFC”) has invested US$ 467.5 million, funding the Group’s prepayment business through this FIDC. The special purpose vehicle entered into foreign currency derivatives with financial institutions to convert the receivable denominated in R$ it holds from FIDC ACR I into US$. The Company has to provide guarantees to the vehicles in the event of certain defined default events on the derivatives by such financial institutions. Considering the current risk rating of the institutions, the fair value of the guarantee is estimated to be immaterial. FIDC ACR I has a final maturity of seven years and pays a semi-annual coupon at a fixed rate of 12.75% in R$.
(d)During the third quarter of 2025, the Company continued to execute its liability management strategy aimed at optimizing its capital structure and reducing funding costs. As part of these initiatives, the Company fully prepaid its outstanding Receivables backed securities (“CRI”) and completed a tender offer in which approximately 62% of the outstanding debentures issued by MNLT were repurchased.

	December 31, 2023	Additions	Payment of principal	Payment of interest	Changes in exchange rates	Interest	September 30, 2024

Bonds	2,402,698	—	(1,610,349)	(114,617)	365,718	71,508	1,114,958
Debentures, financial bills and commercial papers	1,116,252	2,147,200	—	(67,953)	—	141,024	3,336,523
Time deposits	—	1,868,368	(205,670)	(1,810)	—	21,537	1,682,425
Obligations to open-end FIDC quota holders	452,128	134,781	(56,691)	(3,576)	—	43,860	570,502
Institutional deposits and marketable debt securities	3,971,078	4,150,349	(1,872,710)	(187,956)	365,718	277,929	6,704,408

Current	475,319						1,763,481
Non-current	3,495,759						4,940,927

	December 31, 2023	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	September 30, 2024

Obligations to closed-end FIDC quota holders	53,103	2,325,984	—	(50,000)	(149,409)	—	(206,769)	174,615	2,147,524
Bank borrowings and working capital facilities	1,321,348	2,161,279	—	(2,519,765)	(114,862)	66,373	—	110,804	1,025,177
Leases	173,683	43,925	(6,093)	(53,228)	(11,094)	204	—	11,094	158,491
Other debt instruments	1,548,134	4,531,188	(6,093)	(2,622,993)	(275,365)	66,577	(206,769)	296,513	3,331,192

Current	1,404,678								1,053,492
Non-current	143,456								2,277,700

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
5.7.    Derivative financial instruments, net
The Group executes exchange-traded and Over-the-counter (“OTC”) derivative instruments to hedge its foreign currency and interest rate exposure. All counterparties are previously approved for OTC transactions following the Counterparty Policy, and internal Committees monitor and control the counterparty risk associated with those transactions.

	September 30, 2025
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Cross-currency interest rate swap	3,935,179	—	(402,542)	(402,542)
Fair value hedge
Interest rate swap	3,704,324	1,491	(124,850)	(123,359)
Cross-currency interest rate swap	1,695,871	—	(42,388)	(42,388)
Economic hedge
NDF	211,208	34,676	(33,905)	771
Interest rate swap	11,647,100	4,116	(3,914)	202
M&A derivatives
Call options	—	1,420	—	1,420
	21,193,682	41,703	(607,599)	(565,896)

	December 31, 2024
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Cross-currency interest rate swap	3,994,559	214,169	—	214,169
Fair value hedge
Interest rate swap	2,837,758	5,373	(281,177)	(275,804)
Economic hedge
NDF	15,359	1,784	(9,578)	(7,794)
Interest rate swap	8,008,992	36,249	(1,015)	35,234
M&A derivatives
Call options	—	2,613	—	2,613
	14,856,668	260,188	(291,770)	(31,582)
5.7.1. Economic hedge
The Group engages in certain hedging transactions to mitigate specific financial risks, such as fluctuations in foreign currencies and interest rates. Some of these transactions are not formally designated for hedge accounting.
Although these derivatives are used to manage economic risks, changes in their fair value are recognized directly in profit or loss for the period without the application of the specific accounting treatments of hedge accounting. This means that the gains and losses generated by these instruments are fully accounted for in profit or loss as they occur, reflecting changes in the fair value of the derivatives.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
The decision not to apply hedge accounting to these transactions may be due to considerations such as the administrative cost of the formal documentation required by hedge accounting standards, the nature of the instruments, or the desired operational flexibility. Nevertheless, the Group continues monitoring these instruments to ensure their use aligns with the overall risk management strategy.
5.7.2. Hedge accounting
5.7.2.1. Cash flow hedge
The Group enters into derivative financial instruments to hedge exposures to foreign exchange and interest rate risks.
The Group applies cash flow hedge accounting when the hedging relationship meets the requirements outlined in the applicable accounting standards, including the provision of appropriate documentation at inception and the expectation that the hedge will be highly effective in offsetting changes in cash flows attributable to the hedged risk throughout the life of the hedge.
The Group continuously assesses whether the hedging relationship continues to meet the effectiveness requirements.
Changes in the fair value of the hedging instrument are recognized in other comprehensive income (and deferred in equity), to the extent the hedge is effective. Any ineffectiveness in a hedge is recognized immediately in profit or loss. Amounts deferred in equity are reclassified to profit or loss when the hedged item affects profit or loss (e.g., through the accrual of interest or the remeasurement of the hedged item at spot rate on the reporting date).
5.7.2.2. Fair value hedge
The Group applies fair value hedge accounting to protect against changes in the fair value of assets or liabilities arising from exposure to specific risks, such as changes in foreign exchange rates or interest rates. In accordance with IFRS, changes in the fair value of the hedging instrument and the hedged item attributable to the designated hedged risk are recognized directly in profit or loss for the period. This allows gains or losses on the hedging instrument to offset, in whole or in part, the losses or gains on the hedged item.
For a fair value hedge to be accounted as a hedge accounting, the hedging relationship must meet specific criteria, such as formal documentation of the hedging objective and evidence that the hedge is highly effective in offsetting changes in the hedged item's fair value over time.
The Company conducts regular effectiveness tests to ensure the hedging relationship remains effective. Any hedge ineffectiveness is immediately recognized in profit or loss for the period.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
5.7.3. Breakdown by maturity
The table below shows the breakdown by maturity of the notional amounts and fair values:

	September 30, 2025
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Cross-currency interest rate swap	1,162,468	288,940	4,179,642	5,631,050
Interest rate swap	6,204,300	6,189,600	2,957,524	15,351,424
NDF	168,102	43,106	—	211,208
	7,534,870	6,521,646	7,137,166	21,193,682

Asset (fair value)
Interest rate swap	2,602	2,440	565	5,607
NDF	34,676	—	—	34,676
Liability (fair value)
Cross-currency interest rate swap	(231,673)	(82,584)	(130,673)	(444,930)
Interest rate swap	(3,083)	(1,825)	(123,856)	(128,764)
NDF	(32,139)	(1,766)	—	(33,905)
	(229,617)	(83,735)	(253,964)	(567,316)

	December 31, 2024
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Cross-currency interest rate swap	—	1,510,788	2,483,771	3,994,559
Interest rate swap	2,129,636	6,127,456	2,589,658	10,846,750
NDF	15,359	—	—	15,359
	2,144,995	7,638,244	5,073,429	14,856,668

Asset (fair value)
Cross-currency interest rate swap	—	115,368	98,801	214,169
Interest rate swap	8,037	29,012	4,573	41,622
NDF	1,784	—	—	1,784
Liability (fair value)
Interest rate swap	—	(1,015)	(281,177)	(282,192)
NDF	(9,578)	—	—	(9,578)
	243	143,365	(177,803)	(34,195)
5.8.    Financial risk management
The Group’s activities expose it to market, liquidity and credit risks.
The Group’s financial risk management is carried out by the Risk Management Area.
The Board of Directors has approved policies, and limits for its financial risk management. The Group uses financial derivatives only to mitigate market risk exposures. The Group’s policy is not to engage in derivatives for speculative purposes. Different levels of managerial approval are required for entering into financial instruments depending on its nature and the type of risk associated.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
5.9.    Financial instruments by category
5.9.1.    Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

September 30, 2025
Short and Long-term investments	—	381,119	—	381,119
Financial assets from banking solutions	1,627,678	—	—	1,627,678
Accounts receivable from card issuers	10,612	—	38,470,398	38,481,010
Trade accounts receivable	260,599	—	—	260,599
Credit portfolio(a)	1,992,426	—	—	1,992,426
Derivative financial instruments(b)	—	41,703	—	41,703
Receivables from related parties	524	—	—	524
Other assets	170,136	—	—	170,136
	4,061,975	422,822	38,470,398	42,955,195

December 31, 2024
Short and Long-term investments	—	550,503	—	550,503
Financial assets from banking solutions	8,805,882	—	—	8,805,882
Accounts receivable from card issuers	9,492	—	29,338,573	29,348,065
Trade accounts receivable	416,103	—	—	416,103
Credit portfolio	1,063,119	—	—	1,063,119
Derivative financial instruments(b)	—	260,188	—	260,188
Receivables from related parties	613	—	—	613
Other assets	106,961	—	—	106,961
	10,402,170	810,691	29,338,573	40,551,434

(a)Part of the credit portfolio in the amount as of September 30, 2025 R$ 1,111,700 (December 31, 2024 R$ nil) was designated as the hedged item in a fair value hedge. Therefore, the carrying amount includes the change in fair value of the hedged portfolio attributed to changes in the designated hedged risk.
(b)Derivative financial instruments as of September 30, 2025 of R$ - (December 31, 2024 – R$ 214,169) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in OCI.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
5.9.2.    Financial liabilities by category

	Amortized cost	FVPL	Total

September 30, 2025
Retail deposits	9,018,165	—	9,018,165
Accounts payable to clients	17,174,087	—	17,174,087
Trade accounts payable	672,169	—	672,169
Institutional deposits and marketable debt securities	10,259,878	—	10,259,878
Other debt instruments	483,204	5,412,496	5,895,700
Derivative financial instruments(a)	—	607,599	607,599
Other liabilities	264,521	225,283	489,804
	37,872,024	6,245,378	44,117,402

December 31, 2024
Retail deposits	8,704,809	—	8,704,809
Accounts payable to clients	17,807,394	—	17,807,394
Trade accounts payable	672,184	—	672,184
Institutional deposits and marketable debt securities	8,495,962	—	8,495,962
Other debt instruments	2,411,334	1,988,645	4,399,979
Derivative financial instruments(a)	—	291,770	291,770
Other liabilities	316,700	201,195	517,895
	38,408,383	2,481,610	40,889,993

(a)Derivative financial instruments as of September 30, 2025 of R$ 402,542 (December 31, 2024 – R$ —) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in OCI.
5.10.    Fair value measurement
5.10.1.    Assets and liabilities by fair value hierarchy
The following table shows an analysis of financial instruments measured at fair value by level of the fair value hierarchy:

	September 30, 2025		December 31, 2024
	Fair value	Hierarchy level	Fair value	Hierarchy level

Assets measured at fair value
Short and Long-term investments(a) (b)	381,119	I /II	550,503	I /II
Accounts receivable from card issuers(c)	38,470,398	II	29,338,573	II
Derivative financial instruments(d)	41,703	II	260,188	II
	38,893,220		30,149,264

Liabilities measured at fair value
Other debt instruments(e)	5,412,496	II	1,988,645	II
Derivative financial instruments(d)	607,599	II	291,770	II
Other liabilities(f) (g)	225,283	III	201,195	III
	6,245,378		2,481,610

(a)Listed securities are classified as Level I and unlisted securities classified as Level II, determining fair value using valuation techniques, which employ the use of market observable inputs.
(b)Sovereign bonds are priced using quotations from Anbima public pricing method.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
(c)For accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items.
(d)The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.
(e)For Other debt instruments, fair value is estimated by discounting future cash flows using contract rates for funding items and using market value of senior quotas liabilities.
(f)These are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.
(g)The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognized the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 165,381 was recorded in the consolidated statement of financial position as of September 30, 2025 as a financial liability under Other liabilities (December 31, 2024 - R$ 178,721).
In the nine month period ended September 30, 2025 and 2024, there were no transfers between level I and level II and between level II and level III fair value measurements.
5.10.2.    Fair value of financial instruments not measured at fair value
The table below presents a comparison by class between book value and fair value of the financial instruments of the Group, other than those with carrying amounts that are reasonable approximations of fair values:

	September 30, 2025		December 31, 2024
	Book value	Fair value	Book value	Fair value

Financial assets
Credit portfolio	1,992,426	2,000,523	1,063,119	1,063,362
	1,992,426	2,000,523	1,063,119	1,063,362

Financial liabilities
Accounts payable to clients	17,174,087	15,767,636	17,807,394	16,857,591
Institutional deposits and marketable debt securities	10,259,878	9,873,284	8,495,962	8,380,224
Other debt instruments	300,534	295,042	168,118	167,778
	27,734,499	25,935,962	26,471,474	25,405,593

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
6.    Other assets

	September 30, 2025	December 31, 2024

Financial assets
Receivables from the sale of associates and subsidiaries (a)	93,881	55,469
Suppliers advances	52,545	27,167
Security deposits	14,323	14,032
Other financial assets	9,387	10,293
	170,136	106,961

Non-financial assets
Prepaid expenses (b)	152,681	134,210
Customer deferred acquisition costs	203,546	227,799
Salary advances	55,963	18,650
Convertible loans	13,088	17,715
Judicial deposits	16,480	13,317
Other non-financial assets	11,044	10,762
	452,802	422,453

	622,938	529,414

Current	447,600	370,255
Non-current	175,338	159,159

(a)Refers to balances receivable from buyers for the sale of the equity interest of Pinpag, Everydata Group Ltd. (“StoneCo CI”) and its subsidiaries (namely, the Creditinfo Caribbean companies), and Simplesvet.
(b)Prepaid expenses include, among others, software licenses, marketing expenses, and other services and taxes such as property taxes, insurance, and consulting fees. The amount recognized as an asset on the balance sheet is expensed to the income statement as the prepaid services are consumed by the Group. As of September 30, 2025, the balance was mainly composed of: Software licenses: R$ 107,268 (December 31, 2024 - R$ 110,116), Media expenses: R$ 34,418 (December 31, 2024 - R$ 1,524) and other prepaid expenses: R$ 10,995 (December 31, 2024 – R$ 22,569)
7.    Recoverable taxes

	September 30, 2025	December 31, 2024

Withholding income tax on financial income(a)	451,315	335,762
Income tax and social contribution	61,169	19,430
Contributions over revenue	1,369	2,936
Other withholding income tax	1,785	4,138
Other taxes	3,056	10,166
	518,694	372,432

(a)Refers to income taxes withheld on financial income which will be offset against future income tax payable.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
8.    Income taxes
The Company is headquartered in the Cayman Islands and there is no income tax in that jurisdiction. Some of the income earned by the Company is related to transactions abroad which are subject to a 15% rate of withholding tax.
8.1. Reconciliation of income tax expense
Considering the fact that the Company is an entity located in the Cayman Islands which has no income tax, for the purpose of the following reconciliation of income tax expense to profit (loss) for the periods ended September 30, 2025 and 2024, as Brazil is the jurisdiction in which most of the Group’s transactions takes place, the combined Brazilian statutory income tax rates at 34% was applied.
In Brazil such combined rate is applied, in general, to all entities and comprises the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity (not on a consolidated basis).

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
		(Recasted)		(Recasted)

Profit before income taxes from continuing operations	2,120,195	1,776,325	800,859	683,892
Brazilian statutory rate	34%	34%	34%	34%
Tax income (expense) at the statutory rate	(720,866)	(603,951)	(272,292)	(232,523)

Tax effect of income (expense) that are not taxable (deductible) for tax purposes:
Profit from entities subject to different tax rates	207,021	204,767	86,347	79,548
Research and development tax benefits ("Lei do Bem") (a)	93,787	25,913	35,158	18,174
Recognition of deferred income tax unrecognized in previous periods	34,019	16,925	—	(1,652)
Use of previously unrecognized tax losses	—	190	(137)	(35)
Interest payments on net equity (b)	26,214	—	26,214	—
Equity pickup on associates	(452)	90	(268)	128
Unrecognized deferred income tax in the period	(1,387)	(24,364)	(942)	2,004
Other permanent differences	5,454	3,175	(5,999)	3,526
Other tax incentives	3,005	6,495	(795)	3,706
	(353,205)	(370,760)	(132,714)	(127,124)
Effective tax rate	16.7%	20.9%	16.6%	18.6%

Current income tax and social contribution	(453,712)	(340,170)	(155,040)	(100,571)
Deferred income tax and social contribution	100,507	(30,590)	22,326	(26,553)
	(353,205)	(370,760)	(132,714)	(127,124)

(a)Out of the R$ 93,787, R$ 39,369 are regarding 2024 and the remaining from 2025.
(b)Interest on net equity is a shareholder remuneration mechanism calculated by the application of the long-term interest rate on the entity’s adjusted net equity, which is deductible for corporate income tax purposes, if certain requirements are met.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
8.2.    Deferred income taxes by nature

	December 31, 2024	Recognized in OCI	Recognized in profit or loss	Transfer to assets held for sale (Note 1.1.2)	September 30, 2025

Financial assets at FVOCI	219,817	147,561	—	—	367,378
Losses available for offsetting against future taxable income	302,921	—	42,209	(72,390)	272,740
Other temporary differences	384,941	(10,285)	47,933	(44,077)	378,512
Tax deductible goodwill	5,010	—	(5,010)	—	—
Share-based compensation	160,248	—	16,226	—	176,474
Contingencies arising from business combinations	40,192	—	(1,651)	(38,541)	—
Technological innovation benefit	(4,128)	—	435	—	(3,693)
Temporary differences under FIDC	(279,305)	—	(19,604)	—	(298,909)
Intangible assets and property and equipment arising from business combinations	(638,728)	—	27,543	590,810	(20,375)
Deferred tax, net	190,968	137,276	108,081	435,802	872,127

	December 31, 2023	Recognized in OCI	Recognized in profit or loss	Recognized against goodwill	September 30, 2024

Financial assets at FVOCI	179,944	1,162	—	—	181,106
Losses available for offsetting against future taxable income	343,313	—	(3,252)	—	340,061
Other temporary differences	302,551	—	27,681	—	330,232
Tax deductible goodwill	42,625	—	(37,460)	—	5,165
Share-based compensation	123,211	—	19,372	—	142,583
Contingencies arising from business combinations	36,320	—	2,833	—	39,153
Technological innovation benefit	(9,038)	—	(36,638)	—	(45,676)
Temporary differences under FIDC	(224,733)	—	(34,413)	—	(259,146)
Intangible assets and property and equipment arising from business combinations	(676,215)	—	40,925	(5,800)	(641,090)
Deferred tax, net	117,978	1,162	(20,952)	(5,800)	92,388
8.3.    Unrecognized deferred taxes
The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 115,290 (December 31, 2024 – R$ 147,735) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits to the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
9.    Property and equipment
9.1.    Changes in Property and equipment

	December 31, 2024	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination (Note 21.1.1)	Transfer to assets held for sale (Note 1.1.2)	September 30, 2025

Cost
Pin Pads & POS	2,933,852	486,465	(112,473)	—	—	—	—	(3,009)	3,304,835
IT equipment	300,786	24,365	(2,677)	375	(88)	(155)	194	(111,219)	211,581
Facilities	103,227	6,378	(486)	50	—	(3)	73	(70,641)	38,598
Machinery and equipment	23,452	3,642	(697)	(168)	—	(37)	—	(10,289)	15,903
Furniture and fixtures	26,378	1,626	(92)	814	—	(9)	231	(8,238)	20,710
Vehicles and airplane	27,479	189	(26,542)	—	(187)	99	—	(333)	705
Construction in progress	29,687	16,277	—	(1,071)	—	584	2	—	45,479
Right-of-use assets - equipment	4,683	—	(57)	—	—	—	—	—	4,626
Right-of-use assets - vehicles	21,073	21,260	(2,385)	—	—	77	—	—	40,025
Right-of-use assets - offices	243,423	26,808	(32,659)	—	—	(576)	—	(59,672)	177,324
	3,714,040	587,010	(178,068)	—	(275)	(20)	500	(263,401)	3,859,786
Depreciation
Pin Pads & POS	(1,510,032)	(453,411)	89,424	—	—	—	—	3,287	(1,870,732)
IT equipment	(199,531)	(34,294)	1,921	(20)	38	(153)	(154)	85,185	(147,008)
Facilities	(43,638)	(12,598)	325	—	2	2	(37)	50,230	(5,714)
Machinery and equipment	(20,702)	(5,182)	341	20	38	1,973	(2)	9,092	(14,422)
Furniture and fixtures	(9,171)	(1,983)	53	—	12	125	(102)	5,790	(5,276)
Vehicles and airplane	(8,540)	(1,356)	9,185	—	—	(16)	—	467	(260)
Right-of-use assets - equipment	(1,006)	(2)	57	—	—	—	—	—	(951)
Right-of-use assets - vehicles	(9,757)	(9,391)	2,124	—	—	—	—	—	(17,024)
Right-of-use assets - offices	(77,666)	(32,051)	15,763	—	88	113	—	39,499	(54,254)
	(1,880,043)	(550,268)	119,193	—	178	2,044	(295)	193,550	(2,115,641)

Property and equipment, net	1,833,997	36,742	(58,875)	—	(97)	2,024	205	(69,851)	1,744,145

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)

	December 31, 2023	Additions	Disposals	Transfers	Effects of changes in foreign exchange rates	Business combination	September 30, 2024

Cost
Pin Pads & POS	2,359,314	511,015	(121,187)	—	—	—	2,749,142
IT equipment	295,330	24,406	(29,281)	—	(53)	423	290,825
Facilities	77,594	3,389	(558)	2,021	(4)	—	82,442
Machinery and equipment	23,950	2,927	(1,882)	—	(7)	—	24,988
Furniture and fixtures	22,684	483	(384)	—	(6)	15	22,792
Vehicles and airplane	27,175	346	(38)	—	(11)	—	27,472
Construction in progress	30,962	14,815	(1,090)	(2,021)	—	—	42,666
Right-of-use assets - equipment	4,880	—	(197)	—	—	—	4,683
Right-of-use assets - vehicles	31,976	22,414	(23,116)	—	—	—	31,274
Right-of-use assets - offices	179,154	20,385	(15,928)	—	(77)	—	183,534
	3,053,019	600,180	(193,661)	—	(158)	438	3,459,818
Depreciation
Pin Pads & POS	(1,065,406)	(394,623)	123,493	—	—	—	(1,336,536)
IT equipment	(172,517)	(41,239)	24,659	—	(141)	—	(189,238)
Facilities	(30,507)	(10,620)	408	—	545	—	(40,174)
Machinery and equipment	(20,039)	(5,390)	1,778	—	1,257	—	(22,394)
Furniture and fixtures	(6,798)	(1,794)	239	—	(3)	—	(8,356)
Vehicles and airplane	(5,468)	(2,309)	35	—	(5)	—	(7,747)
Right-of-use assets - equipment	(1,150)	(46)	197	—	—	—	(999)
Right-of-use assets - Vehicles	(23,302)	(12,200)	18,212	—	—	—	(17,290)
Right-of-use assets - Offices	(65,935)	(26,360)	15,441	—	171	—	(76,683)
	(1,391,122)	(494,581)	184,462	—	1,824	—	(1,699,417)

Property and equipment, net	1,661,897	105,599	(9,199)	—	1,666	438	1,760,401
9.2.    Depreciation and amortization charges
Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
		(Recasted)		(Recasted)

Cost of services	564,779	481,827	194,868	167,158
Administrative expenses	78,969	65,047	27,336	22,598
Selling expenses	27,120	26,241	9,514	9,006
Depreciation and amortization from continued operations	670,868	573,115	231,718	198,762
Depreciation and amortization from discontinued operations	90,439	132,277	301	65,071
Depreciation and amortization charges	761,307	705,392	232,019	263,833

Depreciation charge	550,268	494,581	184,146	171,783
Amortization charge	211,039	210,811	47,873	92,050
Depreciation and amortization charges	761,307	705,392	232,019	263,833

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
10.    Intangible assets
10.1.    Changes in Intangible assets

	December 31, 2024	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination (Note 21.1.1)	Transfer to assets held for sale (Note 1.1.2)	September 30, 2025

Cost
Goodwill - acquisition of subsidiaries	2,078,115	—	(12,633)	—	—	(1,084)	8,342	(1,398,106)	674,634
Customer relationships	1,795,256	3,927	(6,826)	(5,343)	—	—	—	(1,613,599)	173,415
Trademarks and patents	541,237	3	—	—	—	—	—	(221,437)	319,803
Software	1,419,762	100,992	(19,086)	186,878	79	(1,601)	2,334	(769,363)	919,995
Non-compete agreement	26,024	—	—	—	—	—	—	(26,024)	—
Software in progress	505,014	226,830	(1,696)	(181,535)	—	—	—	(17,171)	531,442
Service and operating rights	—	16,418	—	—	—	—	—	—	16,418
Right-of-use assets - Software	82,829	1	(351)	—	—	—	—	—	82,479
	6,448,237	348,171	(40,592)	—	79	(2,685)	10,676	(4,045,700)	2,718,186
Amortization
Customer relationships	(403,324)	(35,751)	4,836	6,539	—	(617)	—	286,444	(141,873)
Trademarks and patents	(26,270)	(7,050)	—	—	—	8	—	3,521	(29,791)
Software	(510,936)	(146,850)	12,612	(6,539)	—	56	—	107,816	(543,841)
Non-compete agreement	(17,706)	(2,436)	—	—	—	—	—	20,142	—
Right-of-use assets - Software	(31,899)	(18,952)	197	—	—	675	—	(227)	(50,206)
	(990,135)	(211,039)	17,645	—	—	122	—	417,696	(765,711)

Intangible assets net	5,458,102	137,132	(22,947)	—	79	(2,563)	10,676	(3,628,004)	1,952,475

	December 31, 2023	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	September 30, 2024

Cost
Goodwill - acquisition of subsidiaries	5,634,903	—	(44,535)	—	—	(191)	45,280	5,635,457
Customer relationships	1,793,696	2,070	(15,440)	—	—	—	6,556	1,786,882
Trademarks and patents	550,999	2,067	(11,841)	—	—	—	—	541,225
Software	1,334,698	118,820	(48,668)	54,175	—	(59)	10,502	1,469,468
Non-compete agreement	26,024	—	—	—	—	—	—	26,024
Operating license	5,674	—	—	—	—	—	—	5,674
Software in progress	274,608	259,841	(13,923)	(53,835)	—	—	—	466,691
Right-of-use assets - Software	50,558	1,127	(283)	—	—	(2)	—	51,400
	9,671,160	383,925	(134,690)	340	—	(252)	62,338	9,982,821
Amortization
Customer relationships	(343,981)	(44,816)	11,745	—	—	—	—	(377,052)
Trademarks and patents	(20,219)	(7,250)	3,560	—	—	—	—	(23,909)
Software	(474,163)	(143,922)	41,040	(340)	(414)	481	—	(577,318)
Non-compete agreement	(12,834)	(3,654)	—	—	—	—	—	(16,488)
Operating license	(5,673)	—	—	—	—	—	—	(5,673)
Right-of-use assets - Software	(19,371)	(11,169)	283	—	—	—	—	(30,257)
	(876,241)	(210,811)	56,628	(340)	(414)	481	—	(1,030,697)

Intangible assets net	8,794,919	173,114	(78,062)	—	(414)	229	62,338	8,952,124

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
11.    Transactions with related parties
Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly by the founders, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.
The following transactions were carried out with associates related parties:

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024

Sales of services
Associates (legal and administrative services)(a)	2	19	2	—
	2	19	2	—

Purchases of goods and services
Associates (transaction services)(b)	(1,780)	(1,798)	(623)	(661)
	(1,780)	(1,798)	(623)	(661)

(a)Related to services provided to Dental Office, Delivery Much and APP in 2025, as well as Trinks Serviços de Internet S.A. (“Trinks”), APP, Zurich Arp Investimentos e Participações Ltda. (“Zurich”), Banco Inter S.A. (“Banco Inter”) and Genova Consultoria e Participação Ltda (“Genova”) in 2024.
(b)Mainly related to expenses paid to App, Tablet Cloud, and Dental Office in 2025 and 2024, as well as to Trinks, Agilize, Zurich and Neomode in 2024, for consulting services, marketing expenses, sales commissions, and software licenses associated with new customer acquisition.
Services provided to related parties include servicing the financial assets, legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.
11.1.    Balances
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	September 30, 2025	December 31, 2024

Loans to associate	524	613
	524	613
As of September 30, 2025, there is no allowance for expected credit losses on related parties receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.
12.    Provision for contingencies
The Group’s companies are party to labor, civil and tax litigation in progress mainly in Brazil, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
12.1.    Probable losses, provided for in the statement of financial position
The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors and based on the actual status of the lawsuit. The amount, nature and the movement of the liabilities are summarized as follows:

	Civil	Labor	Tax	Total

Balance as of December 31, 2024	44,462	71,492	121,452	237,406
Additions	46,043	68,377	21,356	135,776
Reversals	(6,878)	(19,766)	—	(26,644)
Interests	4,156	5,693	17,148	26,997
Payments	(45,642)	(26,998)	(47)	(72,687)
Transfer to liabilities associated with assets held for sale (Note 1.1.2)	—	—	(92,929)	(92,929)
Balance as of September 30, 2025	42,141	98,798	66,980	207,919

	Civil	Labor	Tax	Total

Balance as of December 31, 2023	35,862	39,705	133,299	208,866
Additions	44,999	51,360	2	96,361
Reversals	(17,435)	(14,411)	—	(31,846)
Interests	2,963	5,768	10,381	19,112
Payments	(25,967)	(8,958)	(9,985)	(44,910)
Balance as of September 30, 2024	40,422	73,464	133,697	247,583
12.1.1.    Civil lawsuits
In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered significant. The nature of the civil litigations is categorized according to the primary business fronts of the Company. Substantial provisions are specifically summarized in two of these business domains, namely (i) acquiring, totaling R$ 23,337 as of September 30, 2025 (December 31, 2024- R$ 24,486) and (ii) banking, totaling R$ 15,378 as of September 30, 2025 (December 31, 2024 - R$ 16,027).
12.1.2.    Labor claims
In the context of Labor Courts, the Group encounters recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
12.2.    Possible losses, not provided for in the statement of financial position
The Group is party to the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	September 30, 2025	December 31, 2024

Civil	58,636	64,104
Labor	7,372	2,227
Tax	354,690	95,882
	420,698	162,213
12.2.1.    Civil lawsuits
The Group is a party to several legal actions whose subjects are connected to its ordinary operations. In this regard, civil lawsuits have been categorized according to the Group’s primary business fronts, mainly: (i) acquiring, amounting to R$9,235 as of September 30, 2025 (December 31, 2024 - R$22,099); and (ii) software, amounting to R$35,079 as of September 30, 2025 (December 31, 2024 - R$29,076).
For the software product line, there is significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$27,795 as of September 30, 2025 (December 31, 2024 - R$26,835).
The Group is also involved in a securities class action related to its former credit product. The parties agreed to a settlement in principle, the details of which are still being negotiated.
12.2.2.    Labor claims
The Group frequently receives lawsuits through the labor courts, primarily for two categories: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies contracted by the Group (as a secondary obligor). These claims typically revolve around matters such as the claimant’s placement in a different trade union and payment of overtime. An initial value of these lawsuits is claimed by the former employees at the beginning of the proceeding. The actual amounts of possible contingencies when disbursed correspond to a fraction of the amount initially requested by the claimants – this lower fraction is calculated based on the Group’s track record of losses, considering similar cases. As the lawsuits progress, the reported risk amount may change, particularly following new court decisions.
12.2.3 Tax litigations
Between 2022 and 2025, the Group received tax assessments issued by a municipal tax authority relating to the allegedly insufficient payment of tax on services rendered. Considering a new tax assessment issued in 2025, as of September 30, 2025, the updated amount is R$230,443 — (December 31, 2024 - R$41,579). The cases are classified as possible loss.
12.3.    Judicial deposits
For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
The amount of the judicial deposits as of September 30, 2025 is R$16,480 (December 31, 2024 - R$13,317), which are included in Other assets in non-current assets.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
13.    Equity
13.1    Issued capital
On September 30, 2025 and December 31, 2024, the Company’s issued capital totaled R$ 76 thousand. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.
13.2.    Subscribed and paid-in capital and capital reserve
The Articles of Association provide that at any time when there are Class A common shares issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.
The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Islands Law, the balance in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Islands Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.
There were no changes in the number of shares during the nine months ended September 30, 2025:

	Number of shares
	Class A	Class B	Total

As of December 31, 2024 and September 30, 2025	297,322,430	16,925,090	314,247,520
13.3.    Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
During nine months ended September 30, 2025 repurchases of outstanding Class A common shares were executed upon the programs approved by the Board detailed below:

Date of program approved by the Board of Directors	Maximum amount of repurchase approved	Amounts actually repurchased under the program (R$)	Status of the program as of September 30, 2025

November-24	2,000,000	1,662,291	Program terminated by Board decision
May-25	2,000,000	652,557	Program in progress
During the nine months ended September 30, 2025, the changes in treasury shares correspond to (i) delivery of 2,619,474 shares due to vesting of RSUs awards; (ii) delivery of 132,606 shares to Linx founding shareholders, by the non-compete agreement signed; (iii) repurchase of 26,421,791 Class A shares in the amount of R$ 1,706,509.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
The main transactions involving treasury shares during the calendar year ended on December 31, 2024 were: (i) repurchase of 24,090,491 Class A shares in the amount of R$ 1,587,332; (ii) delivery of 1,017,725 shares due to the vesting of RSUs awards; (iii) delivery of 132,606 shares to Linx founding shareholders, by the non-compete agreement signed; (iv) delivery of 16,639 shares to the founders of Trampolin Pagamentos S.A. (incorporated by Pagar.me) as a form of payment.
As of September 30, 2025 the Company holds 51,904,653 Class A common shares in treasury (December 31, 2024 - 28,234,941).
In the third quarter of 2025, the Company entered into prepaid put and call option agreements, which entitled it to receive a certain number of own shares from the counterparty in case of option exercise. The options were not exercised, and the Company received back the value paid in advance at inception of agreement. The premium received in the transaction of R$ 14,932 was recorded in a capital reserve under equity.
13.4. Other comprehensive income (loss)
Other comprehensive income (loss) ("OCI") represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Company transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Accounts receivable from card issuers at fair value	(712,256)	(425,813)
Exchange differences on translation of foreign operations	1,333	(38,910)
Unrealized loss on cash flow hedge	(105,151)	(125,532)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in fair value of equity instruments designated at fair value	291,623	291,623
Effects of hyperinflationary accounting	—	11,584
	(524,451)	(287,048)
14.    Earnings per share
Basic earnings per share is calculated by dividing net income for the period attributed to the controlling shareholders by the weighted average number of common shares outstanding during the period.
Diluted earnings per share considers the number of shares outstanding for the purposes of basic earnings plus (when dilutive) the number of potentially issuable shares.
All numbers of shares for the purpose of earnings per share are the weighted average during each period presented.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
14.1.    Numerator of earnings per share
In determining the numerator of basic and diluted EPS, earnings attributable to the Group is allocated as follows:

	Nine months ended September 30,		Three months ended September 30,
	2025	2024 (Recasted)	2025	2024 (Recasted)

Net income attributable to controlling shareholders from continuing operations	1,754,847	1,402,366	660,074	554,532
Numerator of basic and diluted EPS from continuing operations	1,754,847	1,402,366	660,074	554,532

	Six months ended September 30,		Three months ended September 30,
	2025	2024 (Recasted)	2025	2024 (Recasted)

Net income attributable to controlling shareholders from discontinued operations	64,894	6,421	46,700	(14,840)
Numerator of basic EPS and diluted from discontinued operations	64,894	6,421	46,700	(14,840)
14.2.    Basic and Diluted earnings per share
The following table contains the EPS of the Group for the nine and the three months ended September 30, 2025 and 2024 (in thousands except share and per share amounts):

	Nine months ended September 30,		Three months ended September 30,
	2025	2024 (Recasted)	2025	2024 (Recasted)

Numerator of basic EPS from continuing operations	1,754,847	1,402,366	660,074	554,532
Numerator of basic EPS from discontinued operations	64,894	6,421	46,700	(14,840)

Weighted average number of outstanding shares	270,889,188	304,408,963	264,563,197	296,827,568
Weighted average number of contingently issuable shares with conditions satisfied	213,365	194,056	221,931	194,056
Denominator of basic EPS from continuing and discontinued operations	271,102,553	304,603,019	264,785,128	297,021,624

Basic earnings per share from continuing operations - R$	6.47	4.60	2.49	1.87
Basic earnings per share from discontinued operations - R$	0.24	0.02	0.18	(0.05)

Numerator of diluted EPS from continuing operations	1,754,847	1,402,366	660,074	554,532
Numerator of diluted EPS from discontinued operations	64,894	6,421	46,700	(14,840)

Denominator of basic EPS from continuing and discontinued operations	271,102,553	304,603,019	264,785,128	297,021,624
Share-based instruments (a)	6,458,171	6,524,523	7,215,279	6,549,581
Denominator of diluted EPS from continuing and discontinued operations	277,560,724	311,127,542	272,000,407	303,571,205

Diluted earnings per share from continuing operations - R$	6.32	4.51	2.43	1.83
Diluted earnings per share from discontinued operations - R$	0.23	0.02	0.17	(0.05)

(a)Including share-based compensation and non-compete agreement with founders of Linx. Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments (Note 14.3).

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
14.3.    Detail of potentially issuable common shares for purposes of Diluted EPS
The potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024

Total weighted average shares issuable under share-based payment plans for which performance conditions have already been met	13,539,560	13,731,581	12,990,030	13,900,161
Total weighted average shares that could have been purchased: compensation expense to be recognized in future periods divided by the weighted average market price of Company’s shares	(7,213,994)	(7,472,269)	(5,907,356)	(7,615,791)
Other total weighted average shares potentially issuable for no additional consideration	132,605	265,211	132,605	265,211
Share-based instruments	6,458,171	6,524,523	7,215,279	6,549,581
15.    Revenue and income
15.1.    Timing of revenue recognition
Net revenue from transaction activities and other services and discount fees charged for the prepayment of accounts payable to clients are recognized at a point in time, except for membership fees which are recognized over time. All other revenue and income are recognized over time.
The Group has recognized revenue to membership fees in the amount of R$ 177,905 in the nine months ended September 30, 2025 (nine months ended September 30, 2024 - R$ 73,553).
Net revenue from transaction activities and other services includes membership fee mentioned above and R$ 37,862 of registry business fee in the nine months ended September 30, 2025 (R$ 38,539 in nine months ended September 30, 2024).
15.2. Seasonality of operations
The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
16.    Expenses by nature

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
		(Recasted)		(Recasted)

Personnel expenses	1,995,557	1,745,058	649,298	618,622
Transaction and client services costs (a)	1,217,692	968,108	399,964	333,725
Marketing expenses and sales commissions (b)	766,857	659,299	258,365	203,963
Depreciation and amortization (Note 9.2)	670,868	573,115	231,718	198,762
Third party services	181,985	163,499	66,811	59,007
Other	148,119	240,219	11,489	65,318
	4,981,078	4,349,298	1,617,645	1,479,397

(a)Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services, allowance for expected credit losses and other costs.
(b)Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.
17. Financial expenses, net

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
		(Recasted)		(Recasted)

Finance cost of sale of receivables	1,590,349	1,867,300	445,029	568,809
Other interest on loans and financing(a)	1,243,254	502,272	494,134	219,372
Cost of bond	140,331	235,080	50,958	62,574
Foreign exchange (gains) and losses	17,254	(28,720)	7,988	(18,535)
Other	334,720	52,632	148,986	67,352
	3,325,908	2,628,564	1,147,095	899,572

(a) Further detailed in Note 5.6.2
18.    Employee benefits
18.1.    Share-based payment plans
The Group has equity settled share-based payment instruments, under which management grants shares to employees and non-employees depending on the strategy of the Group. The following table outlines the key share-based awards movements - in number of shares - as of September 30, 2025 and December 31, 2024.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)

	Equity
	RSU	PSU	Option	Total

Number of shares
As of December 31, 2023	12,429,557	8,305,048	45,159	20,779,764
Granted	3,271,739	213,099	—	3,484,838
Cancelled	(1,784,013)	(3,657,328)	—	(5,441,341)
Delivered	(1,312,301)	—	—	(1,312,301)
As of September 30, 2024	12,604,982	4,860,819	45,159	17,510,960

As of December 31, 2024	12,703,778	5,891,383	43,773	18,638,934
Granted (a) (b)	3,543,553	604,146	—	4,147,699
Cancelled (c)	(932,292)	(278,628)	—	(1,210,920)
Delivered (d)	(3,408,271)	—	—	(3,408,271)
As of September 30, 2025	11,906,768	6,216,901	43,773	18,167,442

(a)RSU’s granted with an average grant-date fair value of R$ 55.80.
(b)PSU’s granted with an average grant-date fair value of R$ 5.03.
(c)On September 30, 2025, 46,626 vested RSUs were pending settlement.
(d)The delivery of the period net of withholding taxes represents 2,619,474 treasury shares.
18.1.1 Share-based payment expenses
The total expense related to share-based plans, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$ 254,117 for the nine months and R$ 70,112 for three months ended September 30, 2025 (R$ 158,359 for the nine months and R$ 68,203 for three months ended September 30, 2024).
19.    Other disclosures on cash flows
19.1. Non-cash transactions
19.1.1.    Operating activities

	Nine months ended September 30,
	2025	2024

Changes in the fair value of accounts receivable from card issuers at FVOCI	434,003	3,242
Fair value adjustment on equity instruments at FVOCI (Note 5.1)	—	1,623
19.1.2.    Investing activities

	Nine months ended September 30,
	2025	2024

Property and equipment and intangible assets acquired through lease (Note 9.1 and 10.1)	48,069	43,926
19.1.3.    Financing activities

	Nine months ended September 30,
	2025	2024

Unpaid consideration for acquisition of non-controlling shares	503	653

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
19.2. Items breakdown
19.2.1.    Fair value adjustment in financial instruments designated at FVPL

	Nine months ended September 30,
	2025	2024

Adjustment on FIDC and bank borrowings designated for fair value hedge (Note 5.6.2)	(179,405)	206,769
Fair value adjustment on equity securities designated at FVPL	(11,790)	4,131
Fair value adjustment in financial instruments designated at FVPL	(191,195)	210,900
19.2.2.    Interest income received, net of costs

	Nine months ended September 30,
	2025	2024

Interest income received on prepayment of accounts payable to clients	6,852,808	5,110,040
Finance cost of sale of receivables (Note 17)	(1,590,349)	(1,867,300)
Interest income received, net of costs	5,262,459	3,242,740
19.2.3.    Purchases of property and equipment

	Nine months ended September 30,
	2025	2024

Additions of property and equipment (Note 9.1)	(587,010)	(600,180)
Additions of right of use (Note 9.1)	48,068	42,799
Payments from previous period	(57,413)	(65,348)
Purchases not paid at period end	50,230	61,673
Purchases of property and equipment	(546,125)	(561,056)

19.2.4.    Purchases and development of intangible assets

	Nine months ended September 30,
	2025	2024

Additions of intangible assets (Note 10.1)	(348,171)	(383,925)
Additions of right of use (Note 10.1)	1	1,127
Payments from previous period	(5,015)	(14,117)
Purchases not paid at period end	2,609	8,676
Service and operating rights	16,418	—
Purchases and development of intangible assets	(334,158)	(388,239)

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
19.2.5.    Proceeds from the disposal of non-current assets

	Nine months ended September 30,
	2025	2024

Net book value of disposed assets (Notes 9.1 and 10.1)	81,822	87,261
Net book value of disposed leases (Note 5.6.2)	(22,124)	(6,093)
Gain (loss) on disposal of property and equipment and intangible assets	36,201	(5,789)
Disposal of Pinpag property, equipment and intangible assets	—	(59,176)
Disposal of Simplesvet property, equipment and intangible assets	(20,585)	—
Disposal of corporate assets	(41,865)	—
Outstanding balance	(33,445)	(11,809)
Proceeds from disposal of property and equipment and intangible assets	4	4,394
20. Business combinations
20.1. APP acquisition
On April 4, 2025, after buying shares from selling shareholders with significant voting power, the Group obtained control of APP with a 45.96% equity interest. APP was previously an associate and accounted for under the equity method. Immediately prior to the acquisition, the Group held an equity interest of 19.70% in APP which was acquired on August 20, 2021. APP is an unlisted company based in the State of São Paulo, Brazil, that develops an integrated solution of management, focused mainly on the hospitality segment.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
20.1.1. Financial position of the businesses acquired
The allocation of assets acquired and liabilities assumed in the business combinations mentioned above are presented below.

Fair value	APP (as of April 4, 2025) (a)
Cash and cash equivalents	3,740
Trade accounts receivable	912
Recoverable taxes	180
Property and equipment	205
Intangible assets	2,334
Other assets	117
Total assets	7,488

Accounts payable to clients	245
Labor and social security liabilities	967
Taxes payable	544
Dividends payable	2,000
Other liabilities	50
Total liabilities	3,806

Net assets and liabilities (a)	3,682
Consideration paid	12,024
Goodwill	8,342

(a)The net assets are based on the financial position of business acquired and the fair value amount and purchase price allocation are still being evaluated by the Group.
20.1.2. Consideration paid
The consideration paid on business combination comprises the following values, if any: (i) consideration transferred, (ii) non-controlling interest in the acquiree and (iii) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the final assessments is presented as follows.

APP
Cash consideration paid to the selling shareholders	5,734
Previously held equity interest in the acquire, at fair value (a)	1,990
Non-controlling interest in the acquire	4,300
Total	12,024

(a) Refers to the interest in APP' shares previously held by the Group. As a result of the step acquisition, the Group recognized a gain of R$ 1,986 for the remeasurement of the previously held 19.8% interest in APP to fair value, of R$ 4,300, compared to its carrying amount, of R$ 2,314.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
21.    Segment information
In line with the strategy and organizational structure of the Group, the Group is presenting two reportable segments, namely “Financial Services” and “Software” and certain non-allocated activities:
•Financial services: Comprised of our financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business.
•Software: The Software segment includes the following solutions: POS/ERP, TEF and QR Code gateways, reconciliation, CRM, OMS, e-commerce platform, engagement tool, ads solution, and marketplace hub.
•Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.
The Group uses Adjusted net income (loss) as the measure reported to the Chief Operating Decision Maker (“CODM”), which comprises the Chief Executive Officer ("CEO”) and the Board of Directors, about the performance of each segment.
21.1.    Statement of profit or loss by segment

	Nine months ended September 30, 2025			Three months ended September 30, 2025
	Financial Services	Software	Non allocated	Financial Services	Software	Non allocated

Total revenue and income from continuing operations	10,114,420	314,090	—	3,446,590	120,201	—

Cost of services	(2,353,575)	(100,361)	—	(787,247)	(30,508)	—
Administrative expenses	(546,544)	(89,424)	—	(191,848)	(31,629)	—
Selling expenses	(1,517,428)	(68,095)	—	(502,773)	(24,396)	—
Financial expenses, net	(3,311,226)	(6,286)	—	(1,142,152)	(1,992)	—
Other income (expenses), net	(318,397)	(1,084)	—	(96,756)	1,118	—
Total adjusted expenses from continuing operations	(8,047,170)	(265,250)	—	(2,720,776)	(87,407)	—

Gain on investment in associates	—	653	(1,982)	—	202	(1,394)
Adjusted profit before income taxes from continuing operations	2,067,250	49,493	(1,982)	725,814	32,996	(1,394)

Income taxes and social contributions	(374,640)	30,194	—	(113,346)	(2,575)	—
Adjusted net income for the period from continuing operations	1,692,610	79,687	(1,982)	612,468	30,421	(1,394)

Adjusted net income for the period from discontinued operations	(23,020)	127,935	—	(5,683)	54,132	—
Adjusted net income for the period	1,669,590	207,622	(1,982)	606,785	84,553	(1,394)

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)

	Nine months ended September 30, 2024 (Recasted)			Three months ended September 30, 2024 (Recasted)
	Financial Services	Software	Non allocated	Financial Services	Software	Non allocated

Continuing operations
Total revenue and income from continuing operations	8,506,218	242,209	5,494	2,969,575	92,907	—

Cost of services	(2,005,146)	(84,287)	(16)	(688,148)	(40,512)	—
Administrative expenses	(513,882)	(71,031)	(2,561)	(187,737)	(21,179)	—
Selling expenses	(1,301,766)	(51,253)	(1,154)	(417,247)	(19,904)	—
Financial expenses, net	(2,613,118)	(8,027)	(75)	(896,467)	(544)	(1)
Other income (expenses), net	(240,472)	(6,602)	—	(94,899)	1,131	—
Total adjusted expenses from continuing operations	(6,674,384)	(221,200)	(3,806)	(2,284,498)	(81,008)	(1)

Gain on investment in associates	—	(257)	523	—	(154)	533
Adjusted profit before income taxes from continuing operations	1,831,834	20,752	2,211	685,077	11,745	532

Income taxes and social contributions	(393,505)	18,301	(428)	(133,431)	3,833	—

Adjusted net income for the period from continuing operations	1,438,329	39,053	1,783	551,646	15,578	532

Adjusted net income (loss) for the period from discontinued operations	(21,459)	76,710	—	(9,427)	28,513	—
Adjusted net income for the period	1,416,870	115,763	1,783	542,219	44,091	532

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2025
(In thousands of Brazilian Reais)
21.2.    Reconciliation of segment adjusted net income for the period with net income in the consolidated financial statements

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
		(Recasted)		(Recasted)
Continuing operations
Adjusted net income – Financial Services	1,692,610	1,438,329	612,468	551,646
Adjusted net income – Software	79,687	39,053	30,421	15,578
Adjusted net income (loss) – Non allocated	(1,982)	1,783	(1,394)	532
Adjusted net income for the period from continuing operations	1,770,315	1,479,165	641,495	567,756

Adjustments from adjusted net income to consolidated net income (loss)
Amortization of fair value adjustment (a)	(34,114)	(23,135)	(11,563)	(11,499)
Other income (loss)(b)	39,548	(55,336)	55,007	(1,961)
Tax effect on adjustments	(8,759)	4,871	(16,794)	2,472
Consolidated net income from continuing operations	1,766,990	1,405,565	668,145	556,768

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
		(Recasted)		(Recasted)
Discontinued operations
Adjusted net income (loss) – Financial Services	(23,020)	(21,459)	(5,683)	(9,427)
Adjusted net income – Software	127,935	76,710	54,132	28,513
Adjusted net income – Non allocated	—	—	—	—
Adjusted net income for the period from discontinued operations	104,915	55,251	48,449	19,086

Adjustments from adjusted net income to consolidated net income (loss)
Amortization of fair value adjustment (a)	(56,448)	(63,888)	(3,609)	(49,831)
Other income (loss)(b)	1,027	(5,000)	1,027	—
Tax effect on adjustments	18,492	22,845	1,238	16,854
Consolidated net income from discontinued operations	67,986	9,208	47,105	(13,891)

(a)Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.
(b)Consists of the fair value adjustment related to associates call option, earn-out interests related to acquisitions, divestment of assets and remeasurement of previously held equity in associates.